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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EARTHLINK NETWORK, INC.
                               (NAME OF ISSUER)

                               ----------------

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   270322100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               GRAYSON L. HOBERG
                            EARTHLINK NETWORK, INC.
                              3100 NEW YORK DRIVE
                          PASADENA, CALIFORNIA 91107
                                (626) 296-2400
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPIES TO:
                           J. STEPHEN HUFFORD, ESQ.
                               HUNTON & WILLIAMS
                         NATIONSBANK PLAZA, SUITE 4100
                            600 PEACHTREE ST., N.E.
                            ATLANTA, GEORGIA 30308
                                (404) 888-4000

  If the filing person has previously filed a statement on Schedule 13G, and is filing this schedule to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                        (Continued on following pages)

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                              (Page 1 of 7 Pages)
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-------------------------
  CUSIP No. 270322100
-------------------------
                                      13D
                                                          Page 2 of 7 Pages




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 1 NAME OF REPORTING PERSON:
   IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
   GREGORY ABBOTT
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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (A)[X]
                                                                (B)[_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS:
      OO

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(D) OR 2(E):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
   UNITED STATES OF AMERICA
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                    |  7 SOLE VOTING POWER:
      NUMBER OF     |
       SHARES       |----------------------------------------------------------
    BENEFICIALLY    |  8 SHARED VOTING POWER:
      OWNED BY      |    3,989,114*
        EACH        |----------------------------------------------------------
      REPORTING     |  9 SOLE DISPOSITIVE POWER:
     PERSON WITH    |
                    |----------------------------------------------------------
                    | 10 SHARED DISPOSITIVE POWER:
                    |    3,989,114*
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      3,989,114

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [_]

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13 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

      35.3%

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14 TYPE OF REPORTING PERSON*:
      IN

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--------
* Reflects highest number of shares as to which voting power or dispositive power is shared by virtue of membership in the groups described in Item 2.

                                      13D                     Page 3 of 7 Pages

ITEM 1. SECURITY AND ISSUER.

  The name of the issuer is EarthLink Network, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 3100 New York Drive, Pasadena, CA 91107.

  This Schedule 13D relates to the offer by Sprint Corporation, a Kansas Corporation ("Sprint"), to purchase 1,250,000 shares of common stock of the Company, par value $.01 per share (the "Shares" or "Common Stock"), at a price of $45 per Share, net to each seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). A copy of the Offer to Purchase is attached hereto as Exhibit (2)(a). There were 11,299,628 Shares outstanding as of February 10, 1998.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(f) The person filing this Statement is Gregory Abbott, whose address is 1200 Kessler Dr., Aspen, Colorado 81611. Mr. Abbott is a private investor. During the last five years, Mr. Abbott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law. Mr. Abbott is a U.S. citizen.

  In order to induce Sprint and Sprint Communications Company L.P. ("Sprint L.P.") to enter into the Investment Agreement dated February 10, 1998 among Sprint, Sprint L.P., the Company, Dolphin, Inc. ("Newco") and Dolphin Sub, Inc. ("Newco Sub") (the "Investment Agreement") and perform the transactions contemplated thereby (as described under the caption "Introduction" and in Section 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase which is incorporated herein by reference), the following members of management of the Company and other stockholders (the "Granting Stockholders") entered into an Agreement to Vote and Tender Stock dated February 10, 1998 ("Agreement to Vote and Tender Stock"): Sky D. Dayton, Chairman of the Board of the Company, 1,500,000; Kevin
M. O'Donnell, a director of the Company, 944,614; Gregory Abbott, 427,212; Robert S. London, 392,032; George Abbott, 203,364; and Storie Partners LP, 521,892. That agreement obligates the Granting Stockholders to tender all of the 3,989,114 Shares (representing 35.3% of the outstanding Shares) which they own into the Offer, and to vote those Shares in favor of (i) the Merger (as defined under the caption "Introduction" in the Offer to Purchase), (ii) the issuance of the Convertible Preferred Stock (as defined under the caption "Introduction" in the Offer to Purchase), the Convertible Notes (as defined under the caption "Introduction" in the Offer to Purchase) and the Newco Common Stock (as defined under the caption "Introduction" in the Offer to Purchase) issuable upon conversion thereof, (iii) the other transactions contemplated by the Investment Agreement, and (iv) any related matter that must be approved by the holders of Common Stock or Newco Common Stock in order for the transactions contemplated by the Investment Agreement to be consummated (the matters referred to in (i), (ii), (iii) and (iv) are referred to collectively as the "Company Stockholder Vote Matters"). In addition, the following stockholders (the "Voting Stockholders") entered into an Agreement to Vote Stock dated February 10, 1998 ("Agreement to Vote Stock") which obligates them to vote all of the 2,950,382 Shares (representing 26.1% of the outstanding Shares) in favor of the Company Stockholder Vote Matters: George Soros, 214,545 Shares; Quantum Industrial Partners LDC, 1,456,480; Reed Slatkin, a director of the Company (through Reed Slatkin & Associates), 1,042,473 Shares; and Sidney Azeez, a director of the Company, 236,884 Shares.

                                      13D                     Page 4 of 7 Pages


  Simultaneously with the execution of the Investment Agreement, Sprint and the following stockholders (the "SA Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement", which will not become effective until the Closing of the transactions contemplated by the Investment Agreement and then only if the Offer is consummated and the conditions to the Closing are satisfied or waived on or prior to the Closing) covering all of the Shares or other equity securities of Newco they now own of record or beneficially or which will receive in the Merger, or are convertible into Newco Common Stock or are receivable in respect thereof ("Covered Shares"): Sky Dayton, Chairman of the Board of the Company, 1,500,000 Shares; Quantum Industrial Partners LDC, 1,456,480 Shares; Kevin M. O'Donnell, a director of the Company, 944,614 Shares; Reed Slatkin, a director of the Company (through Reed Slatkin & Associates) 1,042,473 Shares; George Soros, 214,545 Shares; and Sidney Azeez, a director of the Company, 236,884 Shares. The Stockholders Agreement obligates the SA Stockholders to (i) vote all of the 5,394,996 Covered Shares in favor of a Sprint Offer or Qualified Offer (as the terms Sprint Offer and Qualified Offer are defined in Section 12 of the Offer to Purchase under the subcaptions "Purchases of Additional Equity Securities; Business Combinations" and "Third Party Offers", respectively) involving a business combination or related matter, and (ii) to tender all of the Covered Shares into a tender offer initiated by Sprint to effect a Sprint Offer or a Qualified Offer.

  The reporting person may be deemed to be a member of a group with Sprint, Sprint L.P. and the other Granting Stockholders with respect to the agreements to vote and tender the 3,989,114 Shares contemplated by the Agreement to Vote and Tender Stock, and thus may be viewed as sharing voting and dispositive power for those purposes with respect to the Shares covered thereby.

  The reporting person is making a separate filing to report its shared beneficial ownership of Shares and Newco Common Stock resulting from its membership in the group described in the immediately preceding paragraph. The reporting person does not have knowledge of the information called for by Instruction C to Schedule 13D with respect to the other members of such group and therefore is not required to report such information in this Schedule 13D pursuant to Rule 13d-1(f)(2), except for the information set forth under the caption "Beneficial Ownership of Common Stock" in the Company's Proxy Statement dated January 23, 1998.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

  (a)-(g); (j) The information set forth under the caption "Introduction" and in
Section 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

  (h) None.

  (i) None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  As a result of the reporting person being a party to the Agreement to Vote and Tender Stock, the aggregate maximum number of Shares reported for the reporting person equals 3,989,114 Shares, which reflects the highest number of Shares as to which voting power or dispositive power is shared by virtue of membership in the group discussed in Item 2.

                                      13D                     Page 5 of 7 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

  The information set forth under the caption "Introduction" and in Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements-- Stockholders' Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1)    Not applicable.

(2)(a) Offer to Purchase, dated February 18, 1998.

(2)(b) Investment Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc., Dolphin, Inc. and Dolphin Sub, Inc.

(3)(a) Stockholders' Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., the Company, Dolphin, Inc. and certain stockholders of EarthLink Network, Inc.

(3)(b) Agreement to Vote and Tender Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and certain stockholders of EarthLink Network, Inc.

(3)(c) Agreement to Vote Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and certain stockholders of EarthLink Network, Inc.

                                      13D                     Page 6 of 7 Pages

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1998

                                            /s/ Gregory Abbott
                                            -----------------------------------
                                            Gregory Abbott

                                      13D                      Page 7 of 7 Pages

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------

 (1)       Not applicable.
 (2)(a)    Offer to Purchase, dated February 18, 1998.
 (2)(b)    Investment Agreement, dated February 10, 1998, between Sprint
           Corporation, Sprint Communications Company L.P., EarthLink
           Network, Inc., Dolphin, Inc. and Dolphin Sub, Inc.
 (3)(a)    Stockholders' Agreement, dated February 10, 1998, between
           Sprint Corporation, Sprint Communications Company L.P., the
           Company, Dolphin, Inc. and certain stockholders of EarthLink Network,
           Inc.
 (3)(b) Agreement to Vote and Tender Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P.
           and and certain stockholders of EarthLink Network, Inc.
 (3)(c)    Agreement to Vote Stock, dated February 10, 1998, between
           Sprint Corporation, Sprint Communications Company L.P. and certain stockholders of EarthLink Network, Inc.